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                               November 19, 1999

Via EDGAR and Facsimile


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Satellink Communications, Inc. Registration Statement on Form S-1 (Reg No. 333-71365)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, Satellink Communications, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

     This request is made because the Company has been advised by its underwriters that current market conditions are not conducive to an initial public offering of common stock by the Company and that market conditions in the Company's industry are unlikely to improve in the near future. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, particularly because neither the Company nor its underwriters circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the Company's common stock. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

     If you have questions or comments about the foregoing, please call the undersigned at (770) 814-5499 or Hill Jeffries of Alston & Bird LLP at (404) 881-7823.

                                       Sincerely,

                                       /s/ Daniel D. Lensgraf
                                       Daniel D. Lensgraf
                                       Senior Vice President-Finance and
                                       Administration, Chief Financial Officer
                                       and Secretary


cc:  M. Hill Jeffries, Esq.
     Sidney J. Nurkin, Esq.